TableOne Retention Cohorts
Paid Customers by Month

Month Cohort	New Subscribers	Mo. 1	Mo. 2	Mo. 3	Mo. 4	Mo. 5	Mo. 6
		1	2	3	4	5	6
Sep 2024	104	97%	84%	73%	71%	69%	68%
Oct 2024	413	86%	72%	71%	66%	65%	
Nov 2024	453	84%	74%	67%	64%		
Dec 2024	354	85%	72%	68%			
Jan 2025	369	86%	76%				
Feb 2025	363	85%					